EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Nine Months Ended September 30, 2001

(Dollar Amounts in Thousands)

Allegheny Energy, Inc.

Earnings:
Net Income*	$386,622
Fixed charges (see below)	216,687
Income taxes	226,312
Amortization of capitalized interest	162
Less: Capitalized interest	(5,788)
Equity in Earnings - Ventures	(328)

Total earnings	$823,667

Fixed Charges:
Interest on long-term debt	$158,379
Other interest	52,301
Estimated interest
component of rentals	6,007

Total fixed charges	$216,687

Ratio of Earnings to	3.80
Fixed Charges

*Net income and income taxes excludes extraordinary charges, minority interest, and accounting changes.